Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Nine Months Ended September 30
	2011	2010

Earnings:
Pretax income excluding income or loss from equity investments	$78,725	$115,757
Adjustments:
Fixed charges	212,985	115,871
Distributed income from equity investments	14,188	8,042
Capitalized interest, net of amortization	2,381	3,281
Arch Western Resources, LLC dividends on preferred membership interest	(76)	(80)
Total earnings	$308,203	$242,871
Fixed charges:
Interest expense	$154,523	$107,906
Capitalized interest	548	—
Bridge financing costs related to ICG	49,490	—
Arch Western Resources, LLC dividends on preferred membership interest	76	80
Portions of rent which represent an interest factor	8,348	7,885
Total fixed charges	$212,985	$115,871
Total fixed charges and preferred stock dividends	$212,985	$115,871

Ratio of earnings to combined fixed charges and preference dividends	1.45x	2.10x

Earnings consist of income from operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest).  Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.